

07002571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-<ENTER NO> 41740

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ross, Sinclaire & Associates, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

700 Walnut Street, Suite 600
(No. and street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Sharp **513-762-3660**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

250 East Fifth Street	**Cincinnati**	**OH**	**45202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ________________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ross, Sinclaire & Associates, LLC

Statement of Financial Condition as of December 31, 2006, Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

SEC File Number 8-41740


SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH., D.C.
199

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth Street
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To Ross, Sinclaire & Associates, LLC:

We have audited the accompanying statement of financial condition of Ross, Sinclaire & Associates, LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2007

ROSS, SINCLAIRE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 565,799
CASH SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS	954
DEPOSITS WITH CLEARING BROKER AND OTHERS	130,100
RECEIVABLE FROM RELATED PARTIES	541,638
ACCOUNTS RECEIVABLE	1,040,505
SECURITIES OWNED BY THE COMPANY	14,872,037
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS—Net	419,162
GOODWILL	62,777
OTHER ASSETS	91,624
TOTAL	$17,724,596

LIABILITIES AND MEMBERS' EQUITY

SECURITIES SOLD, NOT YET PURCHASED	$ 475,625
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	1,146,484
PAYABLE TO CLEARING BROKER	7,971,275
MEMBERS' EQUITY:	
Additional paid-in capital	11,656,212
Note receivable from members	(3,525,000)
Total members' equity	8,131,212
TOTAL	$17,724,596

See notes to statement of financial condition.

ROSS, SINCLAIRE & ASSOCIATES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

1. CORPORATE STRUCTURE AND REORGANIZATION

Ross, Sinclaire & Associates, LLC (the "Company") provides a full range of brokerage products and services. Ross, Sinclaire & Associates, Inc. ("RSAI") owns 85% of the Company and three members own the remaining 15% of the Company. The value of the minority units was based on the appreciated fair value of the Company at the date of issuance. The Company accepted a note from each of the minority members in exchange for their ownership share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statement includes the amounts of the Company, which is engaged in a single line of business as a securities broker-dealer comprising of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The accompanying financial statement is presented on the accrual basis of accounting.

Security transactions and related revenue and expense are generally recorded in the accounts on the settlement date. Recording such transactions on a trade date basis would not result in a material difference. Trading gains and losses are recorded using the first-in, first-out method.

Cash equivalents consist of money market funds.

Securities owned by the Company are stated at market value. At December 31, 2006, securities consist of state and municipal government obligations and corporate obligations, equity securities, and U.S. Treasury obligations of $12,380,778, $348,759, and $2,142,500, respectively.

Depreciation is provided on an accelerated basis for furniture, equipment, and leasehold improvements and on a straight-line basis for software over the estimated useful lives of the related assets (ranging from 4 to 7 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill represents the excess of the cost of a brokerage business acquired in 1997 over the fair value of the net assets at the date of the acquisition. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*, this goodwill is not amortized but is reviewed annually for impairment. The Company completed the annual goodwill impairment test required by this standard and determined that no impairment exists.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

3. FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software, and leasehold improvements consist of the following at December 31, 2006:

Furniture and equipment	$ 747,904
Software	340,864
Leasehold improvements	52,099
Total	1,140,867
Less accumulated depreciation and amortization	(721,705)
Furniture, equipment, software, and leasehold improvements—net	$ 419,162

4. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash segregated for the exclusive benefit of customers represents cash deposited in a special reserve bank account for the benefit of customers as required by Rule 15c3-3(e) under the Securities Exchange Act of 1934. At December 31, 2006, $954 was segregated under these requirements which was $954 in excess of its required reserve of $0.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2006, the Company's net capital of $5,114,023 exceeded its required net capital of $250,000 by $4,864,023. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2006, was 0.22 to 1 as compared to a maximum allowable ratio of 15 to 1.

6. RELATED PARTY TRANSACTIONS

The Company leases certain office space from its members. Additionally, the Company may borrow funds from one of its members as a source of short-term funding. The borrowed funds are repaid to the members with interest at a current market rate. There were no borrowings outstanding during the year ended December 31, 2006.

Advances receivable aggregating $541,638 were due from the members of the Company, entities owned by the members of the Company, and employees of the Company at December 31, 2006.

7. LEASE AGREEMENTS

In addition to the leases discussed in Note 6, the Company leases certain equipment and office space under lease agreements which expire at various dates through fiscal year ending 2016, with rent payable in monthly installments. Minimum future payments required under the leases are as follows for the years ending December 31:

2007	$ 592,056
2008	408,492
2009	248,291
2010	149,838
2011	94,392
2012 and beyond	424,764

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through another broker ("clearing broker") on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by customers in the above situations. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

9. TAXES

Income tax expense is paid by the members of the Company. As such, the Company does not record income tax expense or related accruals. Operating taxes are accrued by the Company and recorded within accounts payable, accrued expenses, and other liabilities.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth Street
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

February 28, 2007

Ross, Sinclaire & Associates, LLC
700 Walnut Street, Suite 600
Cincinnati, OH 45202

In planning and performing our audit of the statement of financial condition of Ross, Sinclaire & Associates, LLC (the "Company") as of December 31, 2006 (on which we issued our report dated February 28, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures.

The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except for the effect, if any, of the condition indicated in the preceding paragraph, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END